December 5, 2007
Mayer Brown LLP
350 South Grand Avenue
25th Floor
Los Angeles, California 90071-1503

Main Tel (213) 229-9500
Main Fax (213) 625-0248
www.mayerbrown.com

Warren R. Loui
Direct Tel (213) 229-5110
Direct Fax (213) 576-8142
wloui@mayerbrown.com

VIA OVERNIGHT COURIER
Rolaine Bancroft H. Yuna Peng Securities and Exchange Commission 100 F Street N.E., Mail Stop 3561 Washington, D.C. 20549-3561
Re:    Nissan Auto Lease Trust 2006-A
      Form 10-K for the fiscal year ended March 31, 2007
  Filed June 29, 2007
  File No. 333-134238-01

  Form 10-D for the monthly distribution period from
  February 1, 2007 to February 28, 2007
  Filed March 29, 2007

Dear Ms. Bancroft and Ms. Peng:

Nissan Auto Leasing LLC II (the “Company”) and Nissan Motor Acceptance Corporation (“NMAC”) have requested that we respond to the Commission staff’s comment letter, dated November 1, 2007 (the “Comment Letter”), relating to the Company’s submission of a distribution report on Form 10-D for the monthly distribution period from February 1, 2007 to February 28, 2007, filed on March 29, 2007 (the “Distribution Report”) for Nissan Auto Lease Trust 2006-A.

Except as otherwise noted in this letter, the information provided in response to the Comment Letter has been supplied by the Company and NMAC, which are solely responsible for it.  For your convenience, we have included the relevant text of the Comment Letter in bold below and keyed the Company’s responses accordingly.

We are submitting this letter on behalf of the Company, and the terms "we," "us", and "our" in the following responses refer to the Company.

Form 10-D for the monthly distribution period from February 1, 2007 to February 28, 2007

1.
As you state in your response to prior comment 8, Item 1121(a) requires disclosure of information that is material and that you provide information regarding cumulative losses.  However, please explain to us why an investor would not consider lease repossessions and related losses to be material information and therefore not required by Regulation AB.  In your response, please consider that on pages S-36 to S-43 of the 424(b) prospectus filed on November 17, 2006 you disclose repossession and related credit loss experience tables for Nissan, Infiniti and the Total NMAC servicing portfolio.  We also note that the reason why you did not provided similar disclosure for the securitized pool is because none of the leases were more than 29 days delinquent as of the cut off date.  We may have further comment.

Response:

The information provided in the Company’s monthly servicer’s report, including the information regarding losses on the receivables, has been developed over time in collaboration with investors and underwriters, and the Company believes the information is what investors would determine to be material in their assessment of the performance of the pool.

Although the Company does not disclose information regarding lease repossessions and related losses, it does provide a number of other items of loss and delinquency information, such as cumulative net losses, delinquent receivables, the sales performance of auctioned vehicles and the residual gain or loss of such auctioned vehicles.  We believe that such loss information, especially the information regarding cumulative net losses and residual loss or gain on auctioned vehicles, is especially material to investors.

There are a number of ways that the Company can recover a leased vehicle, such as upon the scheduled end of the lease term or upon a casualty termination, and repossession of a leased vehicle upon an event of default is just one such method.  In light of this fact, we believe that cumulative loss information is more important to investors in the assessment of the pool rather than loss information for just a subset of recovered vehicles, namely leased vehicles recovered through repossession.

Furthermore, upon the recovery of a leased vehicle, the Company can dispose of the vehicle in the following order of preference:  (1) the applicable lessee can purchase the vehicle at the residual value of the vehicle assigned by NMAC at the time of origination of such lease (the “Contract Residual”), (2) the “grounding” dealer has the option to purchase the vehicle at the Contract Residual, or (3) through various auctions opened only to Nissan and Infiniti dealers or any licensed dealer in the United States.  For a recovered vehicle, the possibility of a residual loss only occurs when such vehicle is disposed of at an auction.  Considering these circumstances, we believe investors would find that residual loss from auctioned vehicles, which includes residual losses from all recovered vehicles sold at auction, including repossessed vehicles sold at auction, to be material in their assessment of the performance of the pool and that just residual loss information of repossessed vehicles, which is just a subset of all vehicles sold at auction, would not be as important.

Finally, the Company does not, and cannot due to systems limitations, track lease repossession and related credit loss experience on a pool by pool basis.  As is done similarly in the Nissan retail securitizations, such data was disclosed for the total managed portfolio of Nissan and Infiniti leases in the related prospectus.

Pursuant to your request, the Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) comments from the staff of the Commission or changes to disclosure in response to comments from the Commission do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert comments from the staff of the Commission as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions you would like to discuss, please do not hesitate to contact me at (213) 229-5110 or the Company’s in-house counsel, Sean Caley, at (615) 725-1664.  Please communicate any remaining comments to my attention at the address and/or facsimile number above.

Sincerely,

/s/  Warren R. Loui_________
Warren R. Loui